Cybin Announces Scientific Management Transition Following Achievement of Final Adelia Milestones

- Michael Palfreyman Ph.D. and Brett Greene, who joined Cybin as part of the acquisition of Adelia Therapeutics, move into advisory roles -

- Alex Nivorozhkin Ph.D. continues as Chief Scientific Officer -

TORONTO, CANADA – June 5, 2023 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, today announced changes to its scientific management team. Following the achievement of the final milestones as contemplated by the terms of a contribution agreement dated December 4, 2020 between Cybin and Adelia Therapeutics Inc. (“Adelia”), a wholly controlled subsidiary of Cybin, Michael Palfreyman Ph.D. and Brett Greene, who joined Cybin as part of the acquisition of Adelia, will leave their roles as Chief R&D Officer and Chief Innovations Officer, respectively, and transition into advisory roles at Cybin. Alex Nivorozhkin Ph.D., one of Adelia’s founders, will continue in his role as Chief Scientific Officer of Cybin.

“We are extremely grateful for the opportunity to work with Mike and Brett, whose deep knowledge of psychedelics and drug development has helped Cybin to advance its programs quickly and efficiently to the clinic,” said Doug Drysdale, Chief Executive Officer of Cybin. “The Adelia acquisition was highly successful, providing us with many of the tools needed to accelerate our programs through the clinic and progressing our novel psychedelic-based therapeutics for patients in need. Cybin and Adelia established ambitious goals at the time of the acquisition, and Mike and Brett were integral to achieving them. We look forward to their continued contributions in their new roles as advisors to Cybin.”

The Adelia acquisition and the achievement of these milestones, which were focused on bringing Cybin’s psychedelic programs from the lab to the clinic, have supported Cybin’s transition from a discovery- to clinical-stage development organization. As Cybin has advanced its research and development pipeline, these milestone achievements have contributed to discovering potential new drug formulations and delivery methods, creating clinical protocols for psychedelic compounds, and supporting clinical-stage development of the Company’s CYB003 and CYB004 programs for major depressive disorder (“MDD”) and generalized anxiety disorder (“GAD”), respectively. The work of Cybin’s research and development team has also helped build a robust intellectual property portfolio, with more than 50 granted or pending patent applications across 6 patent families. The Company’s team of scientists remains focused on advancing its CYB003 and CYB004 programs and discovering new and proprietary psychedelic-based therapeutics for other mental health conditions.

Upcoming Clinical Milestones:

•CYB003: Deuterated psilocybin analog for the potential treatment of MDD
The Company plans to provide topline efficacy data from the ongoing Phase 1/2a MDD study in late Q3 2023.
•CYB004: Deuterated DMT for the potential treatment of GAD
CYB004 dosing is currently underway in Part C of the Phase 1 CYB004-E study. The Company expects to report Phase 1 topline safety and efficacy data in Q3 2023.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches, and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on Twitter, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements
Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the

Company’s future clinical trials; the Company’s plan to report top-line results from the complete CYB003 Phase 1/2a clinical trial; the Company’s plan to report top-line results from the complete Phase 1 CYB004-E clinical trial; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and therapy regimens for mental health conditions.
These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2022, the Company’s annual information form for the year ended March 31, 2022, and the Company's listing statement dated November 9, 2020, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com